Dejour Increases Private Placement by CDN$1,125,000

Dejour Enterprises Ltd. (TSX-V: DJE, TSX-V: DJE.WT, OTC: DJEEF)
Shares Issued: 46,004,208
Last Close: 3/31/2006 – CDN $1.94

March 31, 2006 – News Release

Vancouver, BC, Canada

Dejour Enterprises Ltd. has further increased the second tranche of units.  Total units to be issued for the second tranche non brokered private placement is 2,103,333 units. Each unit comprises of one common share and one half common share purchase warrant. Each whole warrant is exercisable into one common share at $1.65 per share until December 31, 2007. The Company has the right to trigger early exercise of the warrants should the closing price of the Company share be equal to or exceed $2.50 for seven consecutive trading days.

The total funds to be raised in the second tranche will be CDN $3,155,000 subject to regulatory approval. The first tranche as previously announced was closed on March 10, 2006.  Closing will be on or about April 7, 2006.

About Dejour

Dejour Enterprises Ltd. is a micro-cap Canadian energy company developing high impact exploration and development opportunities in the current energy super cycle. The Company's focus is uranium and oil & gas. The Company is listed on the TSX Venture Exchange under the symbol (TSX-V:DJE). Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100 - 808 West Hastings Street, Vancouver, BC V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com